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                                                 Filed by EMCORE
                                                 Corporation, pursuant to
                                                 Rule 425 under the
                                                 Securities Act of 1933, as
                                                 amended, and deemed filed
                                                 pursuant to Rule 13e-4(c)
                                                 under the Securities
                                                 Exchange Act of 1934, as
                                                 amended Subject Company:
                                                 EMCORE Corporation

                                                 Commission File No.: 333-111585



                                                               [GRAPHIC OMITTED]
PRESS RELEASE
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EMCORE CORPORATION COMMENCES EXCHANGE OFFER FOR ITS 5% CONVERTIBLE SUBORDINATED
NOTES DUE MAY 2006

SOMERSET, New Jersey, January 21, 2004 -- EMCORE Corporation (NASDAQ: EMKR), a leading provider of compound semiconductor products for the rapidly expanding broadband and wireless communications markets and the solid state lighting industry, today commenced an offer to exchange up to $88,962,500 principal amount of its new 5% Convertible Senior Subordinated Notes due May 15, 2011 ("new notes") and $56,612,500 payable in its common stock, up to a maximum of 10,542,365 shares, for up to all of the $161,750,000 principal amount of its currently outstanding 5% Convertible Subordinated Notes due May 2006 ("existing notes"). For each $1,000 principal amount of existing notes that is tendered, holders will receive $550 principal amount of new notes and $350 payable in EMCORE common stock if EMCORE's stock price is greater than $5.37 per share. If EMCORE's stock price is at or below $5.37 per share, holders will receive 65.18 shares of EMCORE common stock. In no event will the total of the number of shares underlying the new notes and the number of shares issued in the exchange offer exceed 21,579,896 shares of EMCORE common stock upon full conversion of the new notes.

If consummated, the exchange offer will allow the Company to reduce its outstanding indebtedness by up to $72,787,500 and reduce its interest expense through May 15, 2006 by up to $3,639,375 per year.

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The exchange offer is scheduled to expire on February 18, 2004 at 11:59 p.m., unless extended. The new notes will be senior in ranking to the existing notes. The new notes will be convertible into shares of EMCORE common stock at any time prior to maturity at a conversion price equal to $8.06 per share.

CIBC World Markets is serving as the dealer manager for the exchange offer. Wilmington Trust Company is serving as the exchange agent. A prospectus for the exchange offer is available free of charge from the information agent, DF King & Co., Inc., 48 Wall St., New York, New York 10005 (800-431-9621). The prospectus, the letter of transmittal and other related exchange offer materials may also be obtained free of charge at the SEC's website (www.sec.gov).

A registration statement relating to the new notes and the shares of common stock proposed to be issued in the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold, nor may offers to exchange or offers to buy them be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange or sell, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.


ABOUT EMCORE:

EMCORE Corporation offers a broad portfolio of compound semiconductor-based products for the rapidly expanding broadband and wireless communications markets and the solid-state lighting industry. The company's integrated solutions philosophy embodies state-of-the-art technology, material science expertise, and a shared vision of our customer's goals and objectives to be leaders and pioneers in the rapidly growing communications market. EMCORE's solutions include: optical components for fiber-to-the-curb/home/business, cable television, and high speed data and telecommunications; solar cells, solar panels and fiber optic satellite links for global satellite communications; and electronic materials for high bandwidth communications systems, such as Internet access and wireless telephones. Through its participation in GELcore, LLC, EMCORE plays a vital role in developing and commercializing next-generation LED technology for use in the general illumination market. For further information about EMCORE, visit http://www.emcore.com.

The information provided herein may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that all forward-looking statements regarding EMCORE, its operations and its financial results involve risks and uncertainties, including without limitation risks associated with the proposed exchange offer, including the possibility that the proposed exchange offer may not be consummated; risks related to the issuance of common stock in the exchange offer, including dilution to existing shareholders and volatility in our stock price; risks relating to EMCORE's indebtedness; risks of downturns in economic conditions generally and in the telecommunications and data communications markets and the compound


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semiconductor industry specifically; risks relating to reduced revenues resulting from the TurboDisc sale; risks to continuing operations arising from the separation of the TurboDisc operations from the Company; risks that EMCORE's restructuring and realignment efforts may not be successful in achieving their expected benefits, may be insufficient to align EMCORE's operations with customer demand and the changes affecting our industry, or may be more costly than currently anticipated; risks related to intellectual property rights and litigation; risks in technology development and commercialization; and other risks detailed in EMCORE's filings with the Securities and Exchange Commission.

CONTACT:

Tom Werthan
Chief Financial Officer
EMCORE Corporation
(732) 271-9090
info@emcore.com

Victor Allgeier
TTC Group
(212) 227-0997
info@ttcominc.com